International General Insurance Holdings Ltd.

74 Abdel Hamid Sharaf Street, P.O. Box 941428

Amman 11194, Jordan

VIA EDGAR

April 23, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	International General Insurance Holdings Ltd. Registration Statement on Form F-1 Filed April 14, 2020 File No. 333-237674

Dear Ms. Griffith:

Reference is made to the Registration Statement on Form F-1 (File No. 333-237674) filed by International General Insurance Holdings Ltd. (the “Company”) with the U.S. Securities and Exchange Commission on April 14, 2020 (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 10:00 a.m., Eastern Time, on April 27, 2020, or as soon as possible thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended.

Very truly yours,

By:	/s/ Pervez Rizvi
	Name:	Pervez Rizvi
	Title:	Chief Financial Officer

Cc:	Michael Levitt
Freshfields Bruckhaus Deringer US LLP